United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549 [redacted]
United States of America

9 July 2008

Ladies and Gentlemen:

Re: Fiberweb plc (formerly Fiberweb Limited)
Rule 12g3-2(b) Exemption File No. 8235043

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Fiberweb plc (the "Company"), enclosed for your attention are the documents listed in Annex A hereto.

These documents supplement the information previously provided with respect to the Company's exemption under Rule 12g3-2(b), which was established on December 6, 2006.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the United States legal system.

Please do not hesitate to contact the undersigned at +44 (0)20 8439 8319 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully

For and on behalf of
FIBERWEB PLC

A Holland
Company Secretary

8235043

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Trading Update
Released	07:18 02-Jul-08
Number	0995Y07

RNS Number : 0995Y
Fiberweb Plc
02 July 2008

2 July 2008

Fiberweb plc
("Fiberweb" or the "Company")

Trading Update

Fiberweb plc, the international nonwoven fabrics producer, is today publishing a trading statement, ahead of interim results for the six-month period ending 30 June 2008, which will be announced on 7 August 2008.

The Board is pleased to report that since the issue of our Interim Management Statement on 2 May 2008, the Company has continued to perform in line with its expectations.

Total sales are slightly ahead of the prior year at constant currency, with growth in hygiene more than offsetting the downturn in US and European construction markets.

During the first half, efficiency improvements and pricing actions have outweighed the impact of raw material costs which, notwithstanding record oil prices, have been somewhat constrained in Europe, but have increased considerably in the USA. As a result, margins remain in line with the Company's expectations.

The introduction of new lines and cost

reductions during the first half of 2008 are expected to impact performance positively in the second half.

As indicated in the Interim Management Statement, the Company is in the process of implementing additional cost reductions, further details of which will be given at the time of the interim results.

-ENDS-

Enquiries

Fiberweb Daniel Dayan Chief Executive Dan Abrams Chief Financial Officer	020 8439 8594
Weber Shandwick Financial Ian Bailey Nick Dibden James White	020 7067 0700

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	10:00 30-Jun-08
Number	8321X10

RNS Number : 8321X
Fiberweb Plc
30 June 2008

30 June 2008

FIBERWEB PLC (the "Company")

DIRECTORS' SHAREHOLDINGS

Fiberweb plc (the "Company") has been informed that the following transaction by a Director of the Company took place on 26 June 2008:

Peter Hickman, a Non-Executive Director of Fiberweb plc, purchased 23,255 ordinary shares at a price of 43 pence per share. As a result of this transaction Mr Hickman now beneficially owns 23,255 shares in Fiberweb.

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4 R.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	14:12 27-Jun-08
Number	7414X14

RNS Number : 7414X
Fiberweb Plc
27 June 2008

27 June 2008

FIBERWEB PLC (the "Company")

PERSONS DISCHARGING MANAGERIAL RESPONSIBILTY ('PDMR') SHAREHOLDINGS

Fiberweb plc (the "Company") has been informed that the following transaction by a PDMR of the Company took place on 25 June 2008:

Anthony Holland, PDMR, purchased 23,583 ordinary shares at a price of 0.42 pence per share. As a result of this transaction Mr Holland now beneficially owns 23,583 shares in Fiberweb.

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4 R.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

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8235043

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Disposal
Released	09:17 23-Jun-08
Number	2693X09

RNS Number : 2693X
Fiberweb Plc
23 June 2008

23 June 2008

Fiberweb plc

Disposal of Fiberweb Bidim Industria e Comercio de Näo-Tecidos Ltda.

Fiberweb plc (the "Company") announced on 30 April that it had agreed the sale of its wholly-owned Brazilian subsidiary, Fiberweb Bidim Industria e Comercio de Näo-Tecidos Ltda ("Bidim"), to Mexichem Amanco Holdings, S.A de C.V, subject to shareholder approval. The Company announces that having received the approval of shareholders at the General Meeting held on 17 June 2008, the sale of Bidim was completed on Friday 20 June.

Enquiries:

Fiberweb plc 020 8439 8594
Daniel Dayan, Chief Executive
Dan Abrams, Chief Financial Officer

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Result of General Meeting
Released	10:23 17-Jun-08
Number	8728W10

RNS Number : 8728W
Fiberweb Plc
17 June 2008

17 June 2008

Fiberweb plc

RESULT OF GENERAL MEETING

Fiberweb plc (the "Company") announces that at the General Meeting of the Company held earlier today, the ordinary resolution (the "Resolution") proposed to approve the sale of its wholly-owned Brazilian subsidiary,Fiberweb Bidim Industria e Comercio de Näo-Tecidos Ltda(the "Disposal"), was duly passed by the shareholders of the Company. It is expected that the Disposal will be completed on 19 June 2008.

As previously stated, this disposal is in line with management's strategy of business simplification and focus on the strengthening of its core hygiene and speciality industrial businesses.

A copy of the Resolution will be submitted to the Financial Services Authority shortly and will be available for inspection at the Financial Services Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Telephone: 020 7066 1000

Details of the proxy voting instructions for the Resolution lodged prior to the General Meeting are set out below and will be displayed shortly on the Company's website: www.fiberweb.com (investor relations section)

RESOLUTION		FOR	%	DISCRETION	%	AGAINST	(
1	To approve the proposed disposal of Fiberweb Bidim Indústria E Comércio de Não-Tecidos Ltda.	78,097,754	96.70	2,657,193	3.29	7,383	C

An abstention is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.

The total shares in issue at 15 June 2008 were 122,440,375 of which 80,762,342 (65.96%) including abstentions were voted.

Total number of ordinary shareholders
3,767
Total number of proxy instructions lodged
432
Percentage of ordinary shareholders who lodged proxies 11.47

Enquiries:

Fiberweb plc 020 8439
8594
Daniel Dayan, Chief Executive
Dan Abrams, Chief Financial Officer

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	14:19 30-May-08
Number	6457V14

RNS Number : 6457V
Fiberweb Plc
30 May 2008

Director / PDMR Holdings

Fiberweb plc (the "Company")

In accordance with its obligations under Disclosure Rule 3.1.4 (R), the Company notifies that the following Nil-Cost Awards ("Awards") over the Company's ordinary shares of 5p each were made on 29 May 2008 to the individuals listed below under the Fiberweb Long-Term Incentive Plan (the "Plan").

The Awards will vest on the third anniversary of the Award grant date or, if later, the date that the Remuneration Committee of the Company determines whether or not the performance conditions attaching to such Awards have been satisfied.

The Awards have been granted and will vest at nil-cost in accordance with the Plan Rules.

Name of PDMR	**No. of Shares**
Bridget Bradshaw	163,163
Derek Chan	161,881
Hans Jörg Oberberg	155,491
Carsten Heldman	165,106
Anthony Holland	123,285

Kate Miles	130,102
Dave Rousse	170,068

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Posting of Circular and Notice of General Meeting
Released	12:35 30-May-08
Number	6291V12

RNS Number : 6291V
Fiberweb Plc
30 May 2008

Fiberweb plc ("Fiberweb")
30 May 2008

Posting of Circular and Notice of General Meeting

Further to the announcement made on 30 April 2008 that Fiberweb has conditionally agreed to dispose of its wholly-owned Brazilian subsidiary, Fiberweb Bidim Indústria E Comércio de Não-Tecidos Ltda. (the "Disposal"), a circular (the "Circular") relating to the Disposal is being posted to Fiberweb shareholders (the "Shareholders") today.

The Circular includes a notice convening a General Meeting of Shareholders to be held at the offices of Baker & McKenzie LLP, 100 New Bridge Street, London EC4V 6JA at 10 a.m.on 17 June 2008 at which a resolution will be sought to approve the Disposal.

A copy of the Circular has been submitted to the UK Listing Authority and will shortly be available for inspection during normal business hours on any weekday (public holidays excepted) at the UK Listing Authority's document viewing facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf

London
E14 5HS.

Copies of the Circular and a Form of Proxy will also shortly be available for inspection on Fiberweb's website at www.fiberweb.com

For further information please contact:

Fiberweb plc	020 8439 8594
Daniel Dayan, Chief Executive	
Daniel Abrams, Chief Financial Officer	
Weber Shandwick Financial	020 7067 0700
Ian Bailey	
James White	

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	10:13 29-May-08
Number	4927V10

RNS Number : 4927V
Fiberweb Plc
29 May 2008

DIRECTORS' AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") SHAREHOLDINGS

The Company received notification on 28 May 2008 of the following purchases made in accordance with instructions under Dividend Reinvestment Plan mandates:

Malcolm Coster, Chairman, acquired 1,256 Fiberweb plc ordinary 5 pence shares at 51 pence per share on 27 May 2008.

Mr Coster's total beneficial holding following this notification is 350,342 shares.

Daniel Dayan, Chief Financial Officer, acquired 9,678 Fiberweb plc ordinary 5 pence shares at 51 pence per share on 27 May 2008.

Mr Dayan's total beneficial holding following this notification is 970,099 shares.

Bridget Bradshaw, PDMR, acquired 794 Fiberweb plc ordinary 5 pence shares at 51 pence per share on 27 May 2007.

Ms Bradshaw's total beneficial holding following this notification is 17,243 shares.

The above information has been disclosed under DR 3.1.4R(1)

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Disposal
Released	11:32 22-May-08
Number	0686V11

RNS Number : 0686V
Fiberweb Plc
22 May 2008

Fiberweb plc
('Fiberweb')

Divestment of 15% interest in Saudi German Nonwoven Products Company for US$7.28 million (c.£3.7million)

Fiberweb plc is pleased to announce that it has completed the sale of its 15% interest in Saudi German Nonwoven Products Company ("SGN") to its fellow shareholders, Zamil Group Holding Company and Al-Rajhi House Enterprises for a cash consideration of US$7.28 million (c.£3.7 million). Prior to completion of the transaction, Fiberweb also received a special dividend of US$1.72 million (c.£0.9 million).

The combined proceeds, net of an estimated US$1.36 million (c.£0.7 million) of associated tax, will be used to reduce Group debt.

SGN manufactures nonwoven materials predominantly for hygiene applications from its manufacturing site at Al-Khobar, Saudi Arabia. Fiberweb's share of SGN's gross assets as at 31 December 2007 was Saudi Riyals 42.6million (c.£5.8 million) and Fiberweb's share of the pre-tax profit attributable to the business was Saudi Riyals 3.8 million (c.£0.5 million) for the year ended 31 December 2007. The disposal will result in a post tax gain of approximately US$5.0 million (c.£2.5 million) in

addition to the dividend received.

Commenting on the disposal, Fiberweb's CEO Daniel Dayan said:

"Fiberweb has enjoyed a long and successful relationship with its Saudi partners in the development of SGN. However, as we review our portfolio and investment options, we are focusing our efforts on ventures where we have a significant interest or control.

The sale of our 15% interest in SGN is a positive step and, as with the proposed sale of Bidim, which we announced on 30 April 2008, is in line with our ongoing programme of business simplification and focus on core hygiene and speciality industrial businesses."

ENDS

Contacts:

Fiberweb plc

Daniel Dayan, Chief Executive 020 8439 8594

Daniel Abrams, Chief Financial Officer

Weber Shandwick Financial 020 7067 0700

Ian Bailey

James White

Notes to Editors:

Fiberweb plc is one of the largest groups operating globally in the nonwovens industry. Fiberweb focuses on the production of nonwoven materials for use in hygiene and industrial speciality products and it has been able to establish and develop strong positions in several product categories.

In its hygiene division, Fiberweb produces a variety of nonwoven materials for use in diapers, feminine hygiene protection, adult incontinence and other consumer care products. Within its industrial specialities division, Fiberweb has strong positions in selected niche markets including construction (for example, housewrap, roof-lining and geotextiles), filtration media for water and air applications and fabric softener sheets.

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Company	FIBERWEB PLC ORD 5P
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	10:07 19-May-08
Number	7466U10

RNS Number : 7466U
Fiberweb Plc
19 May 2008

19 May 2008

FIBERWEB PLC (the "Company")

DIRECTORS' AND PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITY
("PDMR") SHAREHOLDINGS

The Company hereby notifies that it acquired and transferred 13,008 ordinary 5p shares of the Company to Malcolm Coster on 19 May 2008, as soon as possible after the eighteen-month anniversary of his date of appointment as Non-Executive Chairman of the Company. The shares were acquired at the price of 49.75 pence per share.

The acquisition and transfer of ordinary shares is in accordance with the terms of Mr Coster's appointment under which he acquired 132,285 ordinary shares of the Company (the "Investment Shares") on 11 December 2006 and the Company agreed to transfer to him one-sixth of the Investment Shares, at each six-month anniversary of his date of appointment until November 2009.

The number of shares transferred to Mr Coster on 19 May 2008 is equal to one-sixth of the Investment Shares less the number of shares equivalent to the tax liability due.

Mr Coster's total beneficial holding in the ordinary 5 pence shares of the Company following this notification is 349,086.

This notification is made pursuant to the Disclosure and Transparency Rule 3.1.4. R (1) (a).

Person Responsible for making this notification:

A. Holland
Company Secretary
Telephone number: 0208 439 8319

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Company	FIBERWEB PLC ORD 5P
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	07:00 16-May-08
Number	6039U07

RNS Number : 6039U
Fiberweb Plc
16 May 2008

Fiberweb plc

16 May 2008

Directors' Shareholdings

Fiberweb plc (the "Company") has been informed that the following transactions by directors of the Company took place on 15 May 2008:

Daniel Dayan, Chief Executive Officer of Fiberweb plc, purchased 760,000 ordinary shares at a price of 0.456 pence per share. As a result of this transaction Mr Dayan now beneficially owns 960,421 shares in Fiberweb.

Daniel Abrams, Chief Financial Officer of Fiberweb plc, purchased 108,831 ordinary shares at a price of 0.456 pence per share. As a result of this transaction Mr Abrams now beneficially owns 108,831 shares in Fiberweb.

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4 R.

ENDS

Contacts:

Fiberweb plc 020 8439 8594
Daniel Dayan, Chief Executive
Daniel Abrams, Chief Financial Officer

Weber Shandwick Financial 020 7067 0700
Ian Bailey
Nick Dibden
James White

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Company	FIBERWEB PLC ORD 5P
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	11:33 13-May-08
Number	2973U11

RNS Number : 2973U
Fiberweb Plc
13 May 2008

13 May 2008

Director / PDMR Holdings

Fiberweb plc (the "Company")

In accordance with its obligations under Disclosure Rule 3.1.4(R), the Company notifies that the following Nil-Cost Awards ("Awards") over the Company's ordinary shares of 5p each were made on 12 May 2008 to the Directors listed below under the Fiberweb Long-Term Incentive Plan (the "Plan").

The Normal Awards will vest on the third anniversary of the Award grant date or, if later, the date that the Remuneration Committee of the Company determines whether or not the performance conditions attaching to such Awards have been satisfied.

Nil-Cost Awards will become exercisable at nil-cost in accordance with the Plan Rules.

Name of Director / PDMR	No. of Shares Normal Awards	Type of Award

Daniel Dayan	857,143	Nil Cost
Daniel Abrams	476,190	Nil Cost

No consideration is payable for the grant of Awards.

This information is provided by RNS
The company news service from the London Stock Exchange

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